EXHIBIT 12
EXELIS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended September 30,	Year Ended December 31,
(IN MILLIONS, EXCEPT RATIO)	2014	2013	2012	2011	2010	2009
Earnings
Income from continuing operations before income tax expense	$266	$437	$521	$537	$696	$700
Add Fixed Charges
Interest expense	27	37	38	10	—	1
Interest component of rental expense (a)	12	16	16	15	14	14
Total earnings available for fixed charges	$305	$490	$575	$562	$710	$715
Total Fixed Charges	$39	$53	$54	$25	$14	$15
Ratio of earnings to fixed charges	7.8	9.2	10.6	22.5	50.7	47.7

(a)	Represents the portion of operating leases which management believes is a reasonable representation of an interest factor.